Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
www.lilly.com

Date: November 18, 2009

Ms. Dana Hartz
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eli Lilly and Company
File Number 001-06351
Dear Ms. Hartz:
Updating our letter dated October 26, 2009, we now plan to provide you with our response by December 8, 2009. We need some additional time to fully address your comments.
If that is not acceptable timing, please let me know as soon as possible.
I can be reached at 317-276-2024.
Sincerely,
ELI LILLY AND COMPANY

/s/ Arnold C. Hanish
Vice President and
Chief Accounting Officer

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